Pricing Supplement dated May 27, 2004   Rule 424(b) (3)
(To Prospectus dated January 16, 2004 and   File No.333-111504
Prospectus Supplement dated January 16, 2004)

PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate
CUSIP# 69371RWP7

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

      ☐ Citigroup Global Markets Inc.
      ☐ Barclays Capital Inc.
      ☒ BNP Paribas Securities Corp.
      ☐ McDonald Investments Inc.
      ☐ Wells Fargo Brokerage Services, LLC
      Other: RBC Capital Markets Corporation   ;
      acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

Principal Amount $125,000,000:	Original Issue Date:	June 3, 2004
Agent's Discount or Commission: .20%	Maturity Date:	June 5, 2006
Net Proceeds to Company: $124,750,000	Interest Payment Date(s):	Quarterly on the 3rd or next business day of June, September, December, and March via modified following business day convention, commencing September 3, 2004

Calculation Agent:

Interest Calculation:
      ☒ Regular Floating Rate Note   ☐ Floating Rate/Fixed Rate Note
      ☐ Inverse Floating Rate Note   Fixed Rate Commencement Date:
        Fixed Interest Rate: Fixed Interest Rate:
      ☐   Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: September 3, 2004
Interest Reset Date(s): Quarterly on the 3rd or next business day of June, September, December, and March via modified following business day convention.

Interest Rate Basis:
☐ CD Rate	☐ Federal Funds Rate	☐ Prime Rate
☐ Commercial Paper Rate	☒ LIBOR	☐ Treasury Rate
☐ CMT Rate	Designated LIBOR Page:	☐ Other (see attached)
☐ CMT Telerate Page 7051	☐ LIBOR Reuters Page	
☐ CMT Telerate Page 7052	☒ LIBOR Telerate Page 3750	
If CMT Telerate Page 7052:	LIBOR Currency: USD	
☐ Weekly Average		
☐ Monthly Average		

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.08%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
        ☐ 30/360 for the period from   to   .
        ☒ Actual/360 for the period from June 3, 2004 to June 5, 2006**.**
        ☐ Actual/Actual for the period from   to .

Redemption:
        ☒ The Notes may not be redeemed prior to the Maturity Date.
        ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
           Initial Redemption Date:
           Initial Redemption Percentage: ___ %
           Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
        ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
        ☒ The Notes may not be repaid prior to the Maturity Date.
        ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
           Optional Repayment Date(s):

Currency:
        Specified Currency: <u>USD </u>(If other than U.S. dollars see attached)
        Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
        Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: